19 May 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 19 May 2006 it purchased 225,000 Reed Elsevier PLC ordinary shares at a price of 511.8667 pence per share. The purchased shares will be held as treasury shares. Reed Elsevier PLC currently holds 17,703,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,263,611,431 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 19 May 2006, it purchased 150,000 Reed Elsevier NV ordinary shares at a price of €11.2177 per share. The purchased shares will be held as treasury shares. Reed Elsevier NV currently holds 11,511,500 Reed Elsevier NV ordinary shares in treasury, and has 733,441,717 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).